Question 77 Exhibit – Subsequent Event

In preparing these financial statements, the Fund has evaluated events and transactions for potential recognition or disclosure through November 23, 2009, the date the financial statements were available to be issued. On September 19, 2009 the Board of Trustees approved an agreement and plan of reorganization under which the Fund would be reorganized into a newly-formed mutual fund within the Jacob family of funds and be called the Jacob Small Cap Growth Fund. The new fund would be managed by Jacob Asset Management of New York, LLC. The Board has called a special meeting of shareholders of the Fund to be held in the first calendar quarter of 2010 at the Trust’s offices at 1235 Westlakes Drive, Suite 280, Berwyn, PA 19312 for the Fund shareholders of record as of September 23, 2009 to consider approval of the plan of reorganization.